EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 23, 2014

To the Benefits Administration Committee

BMO Harris Bank N.A.

We consent to the incorporation, by reference in Registration Statement No. 333-177579 of Bank of Montreal on Form S-8, of our report dated June 23, 2014, with respect to the statements of net assets available for plan benefits of the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris as of December 31, 2013 and 2012, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedules of assets (held at end of year) and nonexempt transactions, which report appears in the December 31, 2013 Annual Report on Form 11-K of the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris.

/s/ George Johnson & Company

CERTIFIED PUBLIC ACCOUNTANTS

Chicago, Illinois